Exhibit (k)(3)

FORM OF FUND ADMINISTRATION SUPPORT AGREEMENT

This FUND ADMINISTRATION SUPPORT AGREEMENT (this “Agreement”) is made as of [______], 2026, between Rockefeller Multi Alternatives Portfolio (the “Fund”) and iCapital Admin Agent LLC (the “Admin Agent” and, together with the Fund, the “Parties”).

WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended, and it desires that Admin Agent perform certain administrative support services; and

WHEREAS, Admin Agent is willing to perform such services on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set forth, the Parties agree as follows:

1. Administrative Support Services. The Fund hereby retains the Admin Agent to provide the services set forth in Appendix A, as may be amended from time to time (the “Services”). The Parties agree that none of the Services are related to fund distribution or placement agent services. The Admin Agent agrees to pay all of the fees and expenses of such Services. The Admin Agent shall pay such fees and expenses solely in its capacity as administrative agent on behalf of the Fund and shall not assume primary responsibility for such obligations. The Admin Agent will charge to the Fund the amount of the fees and expenses incurred in connection with the Services.

2. Expense Reimbursement. The Admin Agent and the Fund have entered into separate tri-party administrative support agreements (each, a “Tri-Party Administrative Support Agreement”) with certain investment managers or general partners to the funds in which the Fund invests (each, an “Underlying Fund Manager”) pursuant to which Underlying Fund Managers have agreed to pay to the Admin Agent certain expense reimbursement payments (each, an “Expense Reimbursement Payment”). The Expense Reimbursement Payment amounts received by the Admin Agent under the Tri-Party Administrative Support Agreements are used solely by the Admin Agent to offset the fee that it charges to the Fund and other fund expenses. Any amounts received by the Admin Agent as Expense Reimbursement Payments shall automatically and directly reduce, on a dollar-for-dollar basis, the fees and expenses otherwise payable by the Fund. The Admin Agent shall not be responsible for any unpaid amounts paid on behalf of the Fund and shall have no obligation to fund any shortfall in the event Expense Reimbursement Payments are not made by an Underlying Fund Manager.

3. Term and Termination of the Agreement. This Agreement will remain in effect for so long as at least one Tri-Party Administrative Support Agreement is in effect, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Admin Agent. This Agreement will also terminate automatically upon the termination of the Investment Advisory Agreement between the Fund and iCapital Fund Advisors LLC, the Fund’s investment adviser (the “Adviser”), unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4. Notices. Any notice under this Agreement shall be given in writing and deemed to have been duly given when delivered by hand or facsimile or five days after mailed by certified mail, post-paid, by return receipt requested to the other party at the principal office of such party.

5. Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the Parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the Parties hereto.

6. Construction and Forum. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the Parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7. Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the Parties hereto.

8. Severability. If any one or more of the covenants, agreements, provisions or texts of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

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IN WITNESS WHEREOF, the Parties have caused the foregoing instrument to be executed as of the date first stated above.

ROCKEFELLER MULTI ALTERNATIVES PORTFOLIO	iCAPITAL ADMIN AGENT LLC:

By:	By:
Name:	Name:
Title:	Title:

Appendix A

Services to be Provided by the Admin Agent to Fund

Dated as of [DATE]

The Fund and the Admin Agent agree that the Admin Agent shall provide certain Services, including, but not limited to, those listed below:

•	Calculation of Expense Reimbursement Payments (as defined in each Tri-Party Support Agreement)

•	Receipt of Expense Reimbursement Payments (as defined in each Tri-Party Support Agreement)

•	Calculation of Monthly Total ASP Assets (as defined in each Tri-Party Support Agreement)

•	Calculation of Monthly New ASP Assets (as defined in each Tri-Party Support Agreement)

•	Receipt of Invoices from service providers to the Fund (“Fund Service Providers”)

•	Calculations of Amount(s) to be Paid to Fund Service Providers

•	Payments to such Fund Service Providers of Eligible Fund Expenses

•	Maintenance of Appropriate Books and Records

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